United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 28, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 28, 2009	www.gruma.com

GRUMA S.A.B. de C.V. 'B+' Rating Remains

On CreditWatch Negative After Extension Of Negotiations On Derivatives

On July 28, 2009  Standard & Poor's Ratings Services said that its ratings on GRUMA S.A.B. de C.V., including its 'B+' corporate credit rating, remain on CreditWatch with negative implications, where they were placed on Oct. 13, 2008. ''We based that action on our perception of GRUMA's more aggressive financial policy, including the use of derivative instruments. We have determined that the company's July 27, 2009, announcement that it had obtained an extension until Aug. 24, 2009, to conclude negotiations with its derivatives counterparties to convert $726.6 million related to these instruments into term loans will not affect the CreditWatch action. Although the company has not finalized the details of such loans, we expect them to be secured, stipulate a term of 7.5 years, and carry an interest rate of LIBOR plus 2.875% for the first three years.''

''We believe GRUMA will be able to settle the matter during the next few weeks and under the terms set forth in previous announcements. On a pro forma basis, we expect the company's total debt to reach about $1.8 billion and its total debt-to-EBITDA and funds from operations-to-total debt ratios to come in at about 4.5x and 17%, respectively. We also anticipate that the guarantees on the term loan won't result in a structural subordination of the company's rated debt. The high likelihood that it will successfully negotiate its term loan mitigates most of our concerns regarding GRUMA's foreign-exchange derivative exposure. We could, therefore, affirm the rating at 'B+' once the company closes the term loans transactions. On the other hand, if GRUMA doesn't finalize the term loan on or before Aug. 24, 2009, we could take a negative rating action.''

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.